Exhibit 99.1

[GRAPHIC OMITTED][GRAPHIC OMITTED] GENETIC TECHNOLOGIES LIMITED o WEBSITE: www.gtg.com.au o EMAIL: info@gtg.com.au ABN 17 009 212 328 REGISTERED OFFICE AND MAIN LABORATORY o 60-66 Hanover Street Fitzroy VIC 3065 Australia PHONE 61 3 9415 1135 o FAX 61 3 9417 2987 o POSTAL ADDRESS P.O. Box 115 Fitzroy Victoria 3065 Australia



Exhibit 99.1
COMPANY CONTACTS:          INVESTOR RELATIONS CONTACTS:

Genetic Technologies Limited              Lippert/Heilshorn & Associates
DR. MERVYN JACOBSON                       KIM SUTTON GOLODETZ
Executive Chairman                        kgolodetz@lhai.com
                                          ------------------

GEOFF NEWING                              LISA LINDBERG
General Manager - Business Development    llindberg@lhai.com    212-838-3777
                                          ------------------

geoff.newing@gtg.com.au                   BRUCE VOSS
Phone: +61 3 9415-1135                    bvoss@lhai.com        310-691-7100
                                          --------------

www.gtg.com.au                            www.lhai.com
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GENETIC TECHNOLOGIES LAUNCHES SPORTS GENE TEST IN JAPAN

MELBOURNE, AUSTRALIA - SEPTEMBER 12, 2005 - GENETIC TECHNOLOGIES LIMITED ("GTG") (NASDAQ NM: GENE) announces the official launch of its ACTN3 SportsGene Test(TM) in JapaN.

At a ceremony held in Tokyo, GTG together with its Japanese distribution partner, Sportsstyle, launched the ACTN3 SportsGene Test(TM) to an audience of over 100 sports specialists, including the President of the Japan Federation of Health and Sports.

The launch of the ACTN3 SportsGene Test(TM) was widely reported in the Japanese press and represents the start of a major program with Sportsstyle that will see the ACTN3 SportsGene Test(TM) sold across its extensive Japanese distribution network.

GTG director, Professor Deon Venter, himself a former British Ironman Triathlon champion, attended the launch. Professor Venter commented "Japan represents a significant market for the ACTN3 SportsGene Test(TM), with highly influential sporting and government bodies keen to explore the relationship between genetics and sporting performance. Japan is an extremely technologically-sophisticated country and is now taking a leadership position in the science of optimizing a person's sports potential according to their inherited genetic capabilities."

In conjunction with Sportsstyle, GTG held meetings with influential sporting bodies looking to use the ACTN3 SportsGene Test(TM) as part of their training and assessment program.

All commercial ACTN3 SportsGene Tests from Japan will be analysed at GTG's headquarter laboratory in Melbourne, Australia. The first tests are expected to arrive in the next two weeks.

ABOUT GENETIC TECHNOLOGIES LIMITED

Genetic Technologies was the first company in the world to recognize important new applications for "non-coding" DNA (DeoxyriboNucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicellular species. Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business in Australia; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of global commercial significance.

This announcement may contain forward-looking statements within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as "should", "expects", "anticipates", "estimates", "believes" or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies' current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

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